UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Endocyte, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29269A102

(CUSIP Number)

September 29, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 29269A102
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dr. Peter Moll
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,614,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,614,000
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,614,000
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12.		TYPE OF REPORTING PERSON IN

ITEM 1(a).	NAME OF ISSUER: Endocyte, Inc. (the "Issuer")

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 3000 Kent Avenue, Suite A1-100, West Lafayette, Indiana 47906

ITEM 2(a).	NAME OF PERSON FILING:
Dr. Peter Moll

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The address of the residence of Dr. Moll is Degeslter 3, Dresden, Germany 01324.

ITEM 2(c)	CITIZENSHIP: Dr. Moll is a German citizen.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value

ITEM 2(e).             CUSIP NUMBER:

29269A102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP:
(a)	Amount Beneficially Owned:

2,614,000

(b)	Percent of Class:

5.5%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:
2,614,000

(ii)	shared power to vote or to direct the vote:
0

(iii)	sole power to dispose or to direct the disposition of:
2,614,000
(iv)	shared power to dispose or to direct the disposition of:
0

2,400,000 of the securities reported in this Schedule 13G were acquired by Dr. Peter Moll upon the exercise of warrants (the "Warrants") to purchase 2,400,000 shares of the Issuer's common stock, par value $0.001 per share (the "Common Stock").  The Warrants were acquired by ABX advanced biochemical compounds – Biomedizinische Forschungsreagenzien GmbH ("ABX"), as partial consideration for the licensing of certain technology to the Issuer pursuant to a Development and Licensing Agreement, dated September 29, 2017, by and between the Issuer and ABX.  ABX assigned Warrants to purchase 2,400,000 shares of Common Stock to Dr. Peter Moll on September 29, 2017.  Dr. Moll exercised such Warrants and purchased 2,400,000 shares of Common Stock.  Dr. Moll acquired an additional 214,000 shares of Common Stock of the Issuer via open market transactions on October 2, 2017.
The aggregate percentage of shares reported owned by Dr. Moll is based upon 47,881,033 shares outstanding as of October 31, 2017, which is the total number of shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2017, which is the most recent report containing the total shares outstanding of the Issuer prior to the date of this filing.
ITEM 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10.
CERTIFICATIONS:

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 1, 2018

/s/ Dr. Peter Moll
Dr. Peter Moll